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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-27513

                                 FORM 10-KSB                     CUSIP NUMBER

                   For Period Ended: June 30, 2000


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                Prime Rate Income & Dividend Enterprises, Inc.
                ----------------------------------------------
                           Full Name of Registrant


                                    N/A
                          -------------------------
                          Former Name if Applicable


                            2525 15th Street, #3H
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                           Denver, Colorado  80211
                         ----------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25 has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant has been unable to finalize its financial statements pending final computation of income accruals.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Michael L. Schumacher             (303) 480-5037
               ---------------------        ----------------------------
                     (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?    [X]Yes [ ]No

        Registrant anticipates a change in its results of operations for the year ending June 30, 2000, as compared with its year ending June 30, 1999. It is expected that the current year's net income will exceed the prior year by approximately 6 to 1. Presently, it is expected that the estimated net income for the year ending June 30, 2000 will be approximately $642,000, as compared to $110,000 for the prior year.  The final determination is subject
        to possible audit adjustment which has not been concluded. The audit is expected to be completed within the next few days before the extended due date.
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               Prime  Rate Income & Dividend Enterprises, Inc.
               -----------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              Prime Rate Income & Dividend Enterprises, Inc.



                              By: /s/ Michael L. Schumacher
                                  Michael L. Schumacher, President
Date: September 27, 2000

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]